UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

HUDSON TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

HUDSON TECHNOLOGIES, INC.

(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

444144-10-9

(CUSIP Number of Class of Securities

Kevin J. Zugibe

Chairman and Chief Executive Officer

Hudson Technologies, Inc.

275 North Middletown Road

Pearl River, New York 10965

(845) 735-6000

(Name, Address and Telephone Number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert J. Mittman, Esq.

Ethan Seer, Esq.

Blank Rome LLP

405 Lexington Avenue

New York, New York 10174

Telephone: (212) 885-5000

Telecopier: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,307,488	$41.00

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,167,400 shares of common stock at the tender offer price of $1.12 per share. The fee has been previously paid.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: _______________$41.00_____ Filing Party: Hudson Technologies, Inc._____

Form or Registration No.: ______Schedule TO__________ Date Filed: _____June 29, 2007_____________

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the state relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4

[   ] going-private transaction subject to Rule 13e-3

[   ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

INTRODUCTION

This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on June 29, 2007 by Hudson Technologies, Inc., a New York corporation (the "Company" or "we"), as amended by Amendment No. 1 to Schedule TO filed with the SEC on July 3, 2007 by the Company ("Amendment No. 1"), relating to the Company's offer to purchase up to 1,167,400 shares of its Common Stock, par value $0.01 per share, at a price of $1.12 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2007 (the "Offer to Purchase"), a copy of which was previously filed as Exhibit (a)(1)(A) to the Company's Schedule TO, and in the Supplemental Letter of Hudson Technologies, Inc. to eligible participants in the Tender Offer (the "Supplemental Letter"), a copy of which was previously filed with Amendment No. 1 as Exhibit (a)(1)(I) to the Company's Schedule TO, and in the Letter of Transmittal (the "Letter of Transmittal"), a copy of which was previously filed as Exhibit (a)(1)(B) to the Company's Schedule TO.

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and as amended and supplemented by Amendment No. 1 and the Supplemental Letter filed with Amendment No. 1 as Exhibit (a)(1)(I), is incorporated into this Amendment No. 2 by reference in answer to items 1 through 12 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

(1) The Offer to Purchase is hereby amended to delete the last paragraph of the cover page, on page 2 thereof

(2) The Offer to Purchase is hereby amended and supplemented as follows:

(a)On page 16 of the Offer to Purchase, under Section 2, the third paragraph on page 16 thereof, is amended to read as follows:

"The making of this Tender Offer was a condition to Fleming's agreement to sell the Retired Shares to the Company at a discount to market. Fleming advised the Company that Fleming was unwilling to receive any sales proceeds from Company funds unless the Company's shareholders were also given an opportunity to receive sales proceeds from Company funds and to thereby receive a return of some or all of their investment in the Company if they so elect. The Tender Offer provides the Company's shareholders with an opportunity to obtain liquidity with respect to some of their shares (or, in the case of tendering Odd Lot Holders, all of their shares), without potential disruption to the share price and the usual transaction costs associated with market sales. See Sections 5, 9 and 11. "

(3) The Offer to Purchase is hereby amended and supplemented as follows to clarify that any waiver by the Company of a Condition or of a defect or irregularity of a tender as to any one shareholder, shall be a waiver as to all shareholders, and to reduce the number of business days after the expiration date for the Company to commence payment for any shares purchased pursuant to the Tender Offer:

(a) On page 21 of the Offer to Purchase, under Section 3, the paragraph with the subheading "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" is amended to read as follows:

"Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion. We reserve the absolute right prior to the expiration of the Tender Offer to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for tendered shares which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any conditions of the Tender Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. If we waive any condition, defect or irregularity in any tender with respect to any shareholder, we will also waive such condition, defect or irregularity with respect to all shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating to it have been cured or waived. Neither we nor the Depositary/Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification."

(b) The second full paragraph on page 23 of the Offer to Purchase, under Section 5, is amended to read as follows:

"In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Tender Offer until up to seven business days after the Expiration Time. Unless a shareholder specifies otherwise in the Letter of Transmittal, certificates for all shares tendered and not purchased, including all shares not purchased due to proration or conditional tender, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering shareholder at our expense promptly after the Expiration Time or termination of the Tender Offer."

(c) The last paragraph of Section 7, Conditions of the Tender Offer, at pages 26 and 27 of the Offer to Purchase, is amended to read as follows:

"The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act). If we make a determination that one or more of these conditions has occurred, we reserve the right not to assert such condition and any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time. If we waive any condition with respect to any shareholder, we will also waive such condition with respect to all shareholders and, to the extent required by Rule 13e-4(e)(3), will amend the Tender Offer in accordance with the provisions of Section 15. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Our right to terminate or amend the Tender Offer or to postpone the acceptance for payment of, or the purchase of and the payment for shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time prior to the Expiration Time shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been "cured" or ceasing to exist."

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDSON TECHNOLOGIES, INC.

/s/ Stephen P. Mandracchia

Name: Stephen P. Mandracchia

Title: Vice President Legal & Regulatory

Date: July 20, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)* Offer to Purchase, dated June 29, 2007

(a)(1)(B)* Form of Letter of Transmittal

(a)(1)(C)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)* Form of Letter to Clients

(a)(1)(E)* Form of Letter to Hudson Technologies, Inc. 401(K) Participants

(a)(1)(F)* Notice of Guaranteed Delivery

(a)(1)(G)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(H)* Press Release dated June 29, 2007

(a)(1)(I)** Supplemental Letter of Hudson Technologies, Inc., to eligible participants in the Tender Offer

(b)(1)* Amended and Restated Loan Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.

(b)(2)* Mortgage and Security Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.

(b)(3)* Amended and Restated Revolving Note, dated June 26, 2007

(b)(4)* Amended and Restated Term Note A, dated June 26, 2007

(b)(5)* Term Note B, dated June 26, 2007

(c) Not Applicable

(d) Not Applicable

(e)(1)* Stock Purchase Agreement between Hudson Technologies, Inc. and Flemings Funds, dated June 28, 2007

(e)(2)* Stock Purchase Agreement between Fleming Funds and Kevin J. Zugibe, dated June 28, 2007

(e)(3)* Stock Purchase Agreement between Fleming Funds and Stephen P. Mandracchia, dated June 28, 2007

(e)(4)* Stock Purchase Agreement between Fleming Funds and Brian F. Coleman, dated June 28, 2007

(e)(5)* Stock Purchase Agreement between Fleming Funds and James R. Buscemi, dated June 28, 2007

(e)(6)* Stock Purchase Agreement between Fleming Funds and Joseph Longo, dated June 28, 2007

(f) Not Applicable

(g) Not Applicable

(h) Not Applicable

_______________

* Previously filed with the initial Schedule TO as filed with the SEC on June 29, 2007.

** Previously filed with Amendment No. 1 to Schedule TO, as filed with the SEC on July 3, 2007.